[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

                                     November 20, 2009

VIA ELECTRONIC TRANSMISSION

Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Presidential Life Corporation
Schedule 13D
Filed February 17, 2009 by Herbert Kurz
File No. 005-31681

Preliminary Proxy Statement on Schedule 14A
Filed November 6, 2009 by Herbert Kurz
File No. 000-05486

Dear Mr. Duchovny:

On behalf of our client, Herbert Kurz (“Mr. Kurz”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated November 13, 2009 (the “Comment Letter”) with respect to Mr. Kurz’s solicitation of written consents from the stockholders of Presidential Life Corporation (“Presidential Life” or the “Company”) to, among other things, remove, without cause, all members of the Board of Directors of Presidential Life (the “Board”) other than Mr. Kurz and elect a slate of nominees selected by Mr. Kurz to the Board.

Mr. Kurz’s revised preliminary consent solicitation statement and revised preliminary consent card (collectively, the “Revised Preliminary Materials”) are being filed with the Commission in accordance with the provisions of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

Set forth below are Mr. Kurz’s responses to the Comment Letter.  For ease of reference, we reproduce below the comments, and include under each comment Mr. Kurz’s

Daniel F. Duchovny, Esq.

response.  All page references in Mr. Kurz’s responses are to the marked copies of the Revised Preliminary Materials which are being filed with the Commission and submitted to the Staff.

Schedule 13D

1.	We note that Mr. Kurz filed his initial Schedule 13D on February 17, 2009. Please tell us the basis upon which Mr. Kurz did not any Schedule 13D or G prior to this date.

Mr. Kurz has informed us that, prior to January 2009, he was not aware of the requirement to file statements on Schedule 13D or 13G.  When Mr. Kurz became aware of such requirement, he worked diligently to compile his records in order to determine the correct number of shares of the Company's stock he owned, and Mr. Kurz thereafter filed a Schedule 13D at the earliest practicable time.  Although Mr. Kurz did not file any Schedule 13D or 13G prior to February 17, 2009, information regarding Mr. Kurz’s ownership of securities of the Company has been publicly reported in the Company’s annual proxy statement and in Form 4s filed by Mr. Kurz.

2.
On a related note, we refer to the Schedule 13D filed by the Kurz Family Foundation also on February 17, 2009. While we recognize the Foundation is not solely represented by Mr., Kurz, please notify Mr. Kurz and the Foundation of our comment. Tell us why the Schedule 13D reporting an event in October 2008 was filed in February 2009. We note that Rule 13d-1(a) requires the filing to be made within 10 days of the acquisition of beneficial ownership of more than five percent of the class. Also, tell us why there is no facing page included for each of the Foundation’s three directors, who appear to have beneficial ownership of the reported shares.

We are not counsel to the Kurz Family Foundation, Ltd. (the “Foundation”), but, in accordance with the Staff’s request, we have informed Mr. Kurz and counsel to the Foundation of this comment.  We have been advised by counsel to the Foundation that, prior to January 2009, the Foundation was not aware of the requirement to file statements on Schedule 13D or 13G.  We understand that when the Foundation became aware of such requirement, the Foundation worked diligently with its advisors to compile its records in order to determine the correct number of shares of the Company's stock it owned, and the Foundation thereafter filed a Schedule 13D at the earliest practicable time.  Although the Foundation did not file any Schedule 13D or 13G prior to February 17, 2009, information regarding the Foundation’s ownership of securities of the Company has been publicly reported in the Company’s annual proxy statement.

We have been informed by counsel to the Foundation that the Foundation does not believe that its directors have beneficial ownership of the shares of the Company beneficially owned by the Foundation.  As stated on pages (ii), 2 and 14 of the Revised Preliminary Materials, Mr. Kurz disclaims beneficial ownership of the shares of the Company's stock held by the Foundation.  We also have been informed by the Foundation’s counsel that the other directors of the Foundation disclaim beneficial ownership of the shares of the Company's stock  beneficially owned by the Foundation.  We note that although the Foundation’s directors are

Daniel F. Duchovny, Esq.

related, each of them is an adult who maintains a separate household from the other directors and makes independent decisions.  The identity of the Foundation’s directors and their relationship to each other has been prominently disclosed in public filings with the Commission, including Mr. Kurz's Schedule 13D and his preliminary consent solicitation statement filed with the Commission on November 6, 2009.  In Mr. Kurz's Schedule 13D filed on February 17, 2009, it is stated that “The Foundation’s two other current directors are Mr. Kurz’s adult children, Ms. Ellen Kurz and Mr. Leonard Kurz”.  Similar disclosure is included on pages (ii) and 2 of the Revised Preliminary Materials.

Preliminary Schedule 14A

3.	Please revise the cover page of the Schedule to name the nominees.

We believe it is not necessary to name Mr. Kurz's nominees on the cover page.  Mr. Kurz, by himself, is conducting and financing the consent solicitation.  Each of the nominees is independent of, and unaffiliated with,  Mr. Kurz.  None of the nominees is employed by Mr. Kurz.  Moreover, none of the nominees is receiving any compensation from Mr. Kurz in connection with the consent solicitation (other than customary indemnification and reimbursement of expenses).

The nominees are identified as “participants” in the Revised Preliminary Materials by virtue of Instruction 3(a)(ii) of Item 4 of Schedule 14A which requires them to be so identified because they are Mr. Kurz’s nominees.  None of the nominees bears any control or responsibility for the adequacy and accuracy of the disclosures in Mr. Kurz’s consent solicitation statement or the other filings Mr. Kurz will make with the Commission in connection with the consent solicitation.

There is ample precedent for our view.  In numerous contested election contests in recent years, independent nominees standing for election in opposition to a board's slate of nominees have not been named on the cover page of the Schedule 14A.  We cite, for example, the following election contests in 2009 in which opposition nominees were not identified on the Schedule 14A cover page:

•	CF Industries/Terra Industries
•	Red Oak Partners/Forgent Networks
•	Bulldog Investors/Insured Municipal Income Fund
•	Exelon Corporation/NRG Energy
•	John C. Levinson/Orbcomm
•	Opportunity Partners/TM Entertainment & Media

There also is ample precedent for our position in years prior to 2009.

4.
We note that throughout the proxy statement you refer to Mr. Kurz being the beneficial owner of approximately 8.2% of the company’s shares. We also note that Mr. Kurz is one of three directors of the Kurz Family Foundation, which holds an additional approximate

Daniel F. Duchovny, Esq.

20.8% of the shares. Please tell us why you apparently believe that Mr. Kurz does not have beneficial ownership of the shares held of record by the Foundation. If you determine that Mr. Kurz has beneficial ownership of these shares, please revise your proxy statement, including the beneficial ownership table on page 13.

Mr. Kurz disclaims beneficial ownership of the shares of the Company held of record by the Foundation. We refer the Staff to the last paragraph of our response to comment No. 2 above.  For years (including this year) the Company has in its annual proxy statements separately reported the shares beneficially owned by Mr. Kurz from the shares beneficially owned by the Foundation.

           Mr. Kurz's relationship with the Foundation is prominently disclosed in his Schedule 13D and his preliminary consent solicitation statement filed with the Commission on November 6, 2009.  Note 4 to the Security Ownership table appearing on page 14 of the Revised Preliminary Materials clearly discloses the number of shares beneficially owned by the Foundation, that Mr. Kurz is a director of the Foundation and that Mr. Kurz disclaims beneficial ownership of the shares held by the Foundation.

Background and Reasons for the Consent Solicitation, page 3
Reasons for the Consent Solicitation, page 4

5.
Please tell us what consideration you have given to consolidating the disclosure in this section and in the section entitled “Reasons for the Consent Solicitation” and avoiding repetition of the disclosure in each section.

The Revised Preliminary Materials have been revised by (i) changing the title of the “Background and Reasons for the Consent Solicitation” section to read “Background of the Consent Solicitation” and (ii) deleting a sentence in the section entitled “Background of the Consent Solicitation”  that was repetitive of a sentence in the section entitled “Reasons for the Consent Solicitation.”

6.
Please revise your proxy statement throughout to acknowledge, each time that Mr. Kurz addresses board actions taken or not taken with which he disagrees, that he was serving as a director when those actions were taken or not taken. For example, address on page 4 Mr. Kurz’s role in the board’s failure to provide strategic vision for the Company and in assessing Mr. Barnes’s qualifications to be the chief executive officer.

The Revised Preliminary Materials have been revised to add disclosure on page 3 that Mr. Kurz has been a director at all times discussed in the Revised Preliminary Materials.  Furthermore, Mr. Kurz has explicitly stated in the second bullet point on page 5 that “Although Mr. Barnes . . . was initially supported by Mr. Kurz to be Chief Executive Officer, in Mr. Kurz’s opinion, in recent months Mr. Barnes has not exhibited the skills and vision necessary to effectively lead the Company.” The disclosure in such bullet point and the fourth bullet point on page 5 of the Revised Preliminary Materials clearly discloses that Mr. Kurz was a member of the Board at the times described in such bullet points.

Daniel F. Duchovny, Esq.

7.	Please provide support for the following:

•	Your assertion that Mr. Kurz’s suggestions to senior management and the board of directors were “consistently opposed” (page 3);

Over the past several months, Mr. Kurz has had discussions, primarily in Board meetings, in which he has made suggestions he believes will improve the Company's performance.  For example, Mr. Kurz has suggested that the Board (i) undertake a discussion of the qualifications of a Chief Executive Officer and Mr. Barnes’ qualifications for such position, (ii) cut expenses from the budget (including by foregoing a relocation and renovation of the Company’s Chief Executive Officer’s offices) and (iii) strengthen the Company’s capital base.  It is Mr. Kurz’s view that the Board has opposed these suggestions since it has not implemented or, he believes, carefully considered any of them.

•	Your assertion that, during the board’s consideration of a succession plan for Mr. Kurz, Mr. Kurz “repeatedly requested that the Board undertake a discussion of the qualifications of a” CEO (page 4);

Mr. Kurz requested on numerous occasions that the Board undertake a discussion of the qualifications of a Chief Executive Officer.  These requests were made primarily in Board meetings.

•
Your assertion that the board took several “unusual” actions to strip Mr. Kurz of his power and authority (page 5). Explain what made those board decisions unusual and also how the restrictions described in your disclosure limited Mr. Kurz’s ability to serve as the chairman of the board of directors; and,

As discussed below, the actions taken by the Company are unusual in the agreed-upon succession plan in that Mr. Kurz was retained as Chairman of the Board as part of a succession plan and shortly thereafter the Board amended the Company's Bylaws to eliminate fundamental powers of the Chairman position.

The Board adopted a succession plan in April 2008 pursuant to which Mr. Kurz agreed to resign effective May 12, 2009 as President and Chief Executive Officer of the Company.  The succession plan, however, provided that Mr. Kurz would continue to serve as Chairman of the Board.

On September 8, 2008, the Board adopted amendments to the Bylaws to:

•	remove the right of the Chairman to preside over stockholder meetings (unless no chairperson has been designated by the Board);

•	remove the right of the Chairman to preside over Board meetings (unless no chairperson has been designated by the Board); and

•	eliminate the ability of the Chairman to call special meetings of the stockholders.

Daniel F. Duchovny, Esq.

On May 13, 2009, the day after Mr. Kurz stepped down as Chief Executive Officer of the Company, the Board took action to further limit the powers and functions of the Chairman, as it amended the Bylaws to eliminate the ability of the Chairman to call special meetings of the Board.

The rights and powers of the Chairman that were eliminated by the Board are rights and powers that are usually held by a chairman of a board of directors.  When Mr. Kurz agreed to the succession plan he expected that the position of Chairman would continue to have the same or similar rights and powers as it had historically possessed.  In its January 2008 edition of “Cornerstone of the Board,” Spencer Stuart, a global executive search firm, states that specific responsibilities of a chairman include “managing the board, facilitating communication among directors and between the board and management, leading or playing a key role in CEO succession planning, and leading the board evaluation process.”  Similarly, in a 2009 report entitled “Chairing the Board: The Case for Independent Leadership in Corporate North America,” the Millstein Center for Corporate Governance at Yale School of Management reports that some of the most frequently cited responsibilities of a chairman of the board include “to convene and preside over board meetings” and “to organize and establish board agendas with assistance from the CEO, board committee chairs, and the corporate secretary.”

Given that the Bylaw amendments described above have eliminated typical rights, responsibilities and powers of a chairman of a public company, the Bylaw amendments are unusual and have limited Mr. Kurz’s ability to properly function as the Chairman of the Board of the Company.

•	Mr. Kurz’s belief that the company’s success has been the result of the company being cost-conscious and that the board and leadership have departed from that principle (page 5).

Mr. Kurz’s belief regarding the role of cost-consciousness in the Company’s success stems from his experience as the founder and, from 1965 to May 2009, Chief Executive Officer of the Company.  Mr. Kurz has been an integral part of the Company’s growth, and he believes the Company’s frugality played a significant role in its success.  For example, at the time the Company was founded many other insurance companies were started that have not survived.  Mr. Kurz believes that the Company survived because it was more cost-conscious and was able to limit certain costs, including by locating its headquarters in Nyack rather than New York City. In contrast, Mr. Kurz notes that one of Mr. Barnes’ first acts as Chief Executive Officer was to engage in a relocation and refurbishment of the Chief Executive Officer's office, despite the difficult financial climate facing the Company and the industry.  Mr. Kurz also unsuccessfully urged that the Company reduce its expense budget in view of the difficult economic environment.

8.	Please revise your reference to the Schedule 13D filings by Mr. Kurz and the Foundation to state that the filing was made on February 17, 2009, not February 13, 2009.

The Revised Preliminary Materials have been revised to change the references to the Schedule 13D filings by Mr. Kurz and the Foundation to state that the filings were made on February 17, 2009, not February 13, 2009.

Daniel F. Duchovny, Esq.

9.
See our related comment above. Your disclosure indicates that Mr. Kurz believes that the “Board never discussed the required abilities of a Chief Executive Officer, never conducted a search to identify the best qualified person for such position and never evaluated Mr. Barnes’ abilities for such position.” Please revise to explain why the disclosure appears as Mr. Kurz’s belief: was he absent from board meetings at which the succession was discussed?

Whether the Board gave adequate or inadequate attention to determining the required abilities of a Chief Executive Officer, is properly characterized as a matter of belief.  Mr. Kurz believes the Board did not give adequate consideration to the subject.  If the Board disagrees, and believes it did give adequate consideration to determining the required abilities of a Chief Executive Officer, it is free to state its belief on the subject in its own solicitation materials.  The same analysis applies to Mr. Kurz's stated belief that the Board insufficiently evaluated Mr. Barnes' abilities for the position of Chief Executive Officer.  Mr. Kurz's statement that the Board did not conduct a search to identify the best qualified person for the position of Chief Executive Officer is a factual matter, and the disclosure has been revised so that it is not stated as a matter of belief.

10.	Please explain the relevance of the CGQ measurement and its effect on the company.

The Corporate Governance Quotient (“CGQ”), a corporate governance rating system provided by RiskMetrics Group (“RiskMetrics”), evaluates the strengths, deficiencies and risks of a company’s corporate governance practices and board of directors.  The CGQ measurement provides shareholders with a useful and independent point of comparison as to how the Company’s corporate governance policies and practices compare against that of other companies.  Some shareholders, including institutional investors, believe that good corporate governance leads to better performance by public companies.  As such, Mr. Kurz believes that providing the Company’s CGQ measurement may assist shareholders of the Company in evaluating their investment in the Company and Mr. Kurz’s consent solicitation.

As disclosed by RiskMetrics, CGQ uses a comprehensive set of objectives and consistently applied criteria for each of the companies rated. The database features corporate governance rankings on nearly 7,400 companies worldwide, with underlying data points for up to 65 individual corporate governance variables in eight areas of focus.  The CGQ rating system is well-known to institutions and other investors, and is appropriate information for stockholders to consider in a contested consent solicitation.

11.
Please explain how Mr. Kurz and his nominees would exercise “greater discipline” in managing the company’s investment portfolio. Disclose also whether the current bond has shown a lack of discipline in this respect.

The Revised Preliminary Materials have been revised to remove the bullet point containing this statement, which originally appeared on page 5 of the preliminary consent solicitation statement filed by Mr. Kurz on November 6, 2009.

Daniel F. Duchovny, Esq.

Proposal 1: Removal of Directors, page 6

12.	Please provide us your detailed legal analysis under Delaware law with respect to your ability to remove directors that have not been appointed at the time of your solicitation.

Delaware law does not restrict the ability of the Company’s stockholders to remove directors that have not been appointed at the time of the commencement of Mr. Kurz’s solicitation (the “Solicitation Time”).  If the stockholders were not permitted to remove a director appointed after the Solicitation Time, it would be an infringement on a fundamental right of the stockholders under Delaware law.  According to Folk on the Delaware General Corporation Law: Fundamentals, 2009 Edition, “Like the right to elect directors, Delaware law considers the right to remove directors to be a ‘fundamental element of stockholder authority’ (p. 250, citing Rohe v. Reliance Training Network, Inc., C.A. No. 17992, slip op. at 27 (Del. Ch. July 21, 2000).”

The ability to remove directors that have not been appointed at the Solicitation Time is necessary to preserve the integrity of the consent solicitation.  If Mr. Kurz was not able to remove directors that are not appointed as of the Solicitation Time, the Board could take actions to negate the effect of a successful consent solicitation.  For example, without such an ability shortly before consents to elect Mr. Kurz’s nominees became effective, the Board could (i) expand the size of the Board to 19 and add 10 directors who are opposed to Mr. Kurz’s nominees, so that Mr. Kurz and his 8 nominees would constitute a minority of the expanded Board or (ii)  appoint 8 new directors, have the 8 directors who Mr. Kurz is seeking to remove resign and fix the size of the Board at 9, thus resulting in no vacancies on the Board and no positions for Mr. Kurz’s nominees to fill.

If the Board were to appoint additional Board members after the Solicitation Time, the Company would be required to provide public notice of such action, and Mr. Kurz would supplement his definitive consent solicitation statement to identify the actions taken by the Board and the additional directors Mr. Kurz is seeking to remove.  Furthermore, shareholders may revoke any previously provided consent prior to the time the action authorized by the executed consent becomes effective by delivering a written revocation.

Mr. Kurz’s ability to remove the members of the Board (other than himself) pursuant to Proposal 1 is not open-ended.  According to the very terms of the proposal, only persons who are directors at the time any of Mr. Kurz’s proposals become effective would be removed from office.  Additionally, Delaware law provides that to be effective written consents must be delivered to the Company within 60 days of the date of the earliest dated consent.

Finally, we are aware of several prior consent solicitations with a similar proposal including the right to remove directors that have not been appointed at the time of commencement of the solicitation, including Glenn Nussdorf with respect to Parlux Fragrances, Inc. in 2007, and Red Zone LLC with respect to Six Flags, Inc in 2005.

Daniel F. Duchovny, Esq.

Proposal 2: Amendment to Bylaws Fixing Number of Directors, page 6

13.	Please revise your disclosure to describe both the positive and negative effects of this proposal on the company and on its security holders. Apply this comment also to Proposal 4.

The Revised Preliminary Materials have been revised to add disclosure to describe the positive and negative effects of Proposal 2 on page 7 and of Proposal 4 on page 10.  With respect to Proposal 2, Mr. Kurz does not believe there are any negative effects of Proposal 2 on the Company and its shareholders since shareholders retain the right to amend the Bylaws, including fixing the size of the Board, by written consent or at an annual or special meeting of shareholders.

With respect to Proposal 4 on page 10, the disclosure describes the positive effect of such proposal, which is to “prevent any actions by the current directors of the Company that might impede the effectiveness of any of [the] Proposals or negatively impact Mr. Kurz’s ability to obtain stockholder consents or give effect to the will of the stockholders expressed in such consents.” The Revised Preliminary Materials have also been revised to add disclosure to describe the negative effects of Proposal 4 on page 10 and to provide that Proposal 4 will have no effect on the Bylaw amendments adopted by the Board on November 6, 2009.  As disclosed in the revised language, Mr. Kurz believes any negative effects of Proposal 4 are limited since the since shareholders retain the right to amend the Bylaws.

Proposal 3: Election of Nominees, page 6

14.
Please tell us the authority upon which you are relying to conclude that vacancies on the board of directors may be filled through shareholder action and that such action may be effected through written consents.

It is well established under Delaware law that shareholders have the right to fill vacancies on the board of directors of a Delaware corporation (see, e.g., Campbell v. Loew’s Inc., 36 Del. Ch. 563, 567-70, 134 A.2d 852, 855-57 (Del. Ch. 1957); Richman v. DeVal Aerodynamics, Inc., 40 Del. Ch. 389, 183 A.2d 569 (Del. Ch. 1962); and Burr v. Burr Corp., 291 A.2d 409 (Del. Ch. 1972)).  As stated in Folk on the Delaware General Corporation Law: Fundamentals, 2009 Edition, citing Campbell, 134 A.2d 852, 857, “The statutory rule is that vacancies or new directorships ‘may’ be filled by the directors.  Since the power to fill vacancies ‘resides inherently in the stockholders,’ the permissive language of section 223(a) [of the DGCL] ‘does not prevent stockholders from filling the new directorships’ or other vacancies.”  Article III, Section 5 of the Company's Bylaws provides that vacancies in the Board “may” be filled by a majority of the directors then in office.  Since the Board does not have an exclusive right to fill vacancies under the Company’s certificate of incorporation or the Bylaws, it is clear under Delaware law that shareholders may fill vacancies on the Board.

Section 228 of the DGCL provides that, unless the certificate of incorporation of a Delaware corporation otherwise provides, any action that may be taken at any annual or special meeting of those stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be

Daniel F. Duchovny, Esq.

necessary to authorize or take that action at a meeting at which all shares entitled to vote thereon were present and voted, and those consents are delivered to the corporation.  The Company’s Certificate of Incorporation does not limit or restrict the ability of shareholders of the Company from acting by written consent in lieu of a meeting.  Accordingly, the Company's shareholders are permitted to act by written consent.  We also note that the Company, in its preliminary consent revocation statement filed with the Commission on November 18, 2009 (the “Preliminary Consent Revocation Statement”), at page 10, acknowledges the legal validity of Mr. Kurz’s consent solicitation under Delaware law under the caption “Effectiveness of Consents.”

15.	Clarify that each nominee also has agreed to serve if elected. See Rule 14a-4 (d).

The Revised Preliminary Materials have been revised by adding disclosure on page 9 clarifying that each nominee also has agreed to serve if elected.

16.
We note the participants have reserved the right to appoint an unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

The advance notice provisions (Article II, Section 12) of the Company's Bylaws by their terms do not apply to the solicitation of written consents in lieu of a meeting.  The Revised Preliminary Materials have been revised by adding disclosure on page 7 clarifying that the nomination of any such substitute nominees is not subject to any advance notice provisions of the Bylaws.  In the event that it should be necessary to appoint one or more substitute nominees, Mr. Kurz will supplement his solicitation materials to (1) identify the substitute nominees, (2) disclose whether such nominees have consented to being named in the supplemented solicitation materials and to serve if elected and (3) include the disclosure required by Schedule 14A with respect to such nominees.

17.
We note that if your nominees are elected, they will constitute a majority of the board. Please tell us, with a view towards revised disclosure, whether this would effect a change of control under any agreement to which the company is party and, if so, the potential effect of such a determination.

Mr. Kurz is not aware of any Company agreement pursuant to which the election of his nominees will effect a change of control.  We note:

•	The Company has not publicly filed with the Commission any of the employment agreements it has with its executive officers.

•	The Company does not disclose in its Preliminary Consent Revocation Statement any compensation or other agreements with change in control provisions.

Daniel F. Duchovny, Esq.

•
To the extent the Company disclosed any severance arrangements with executive officers in the Preliminary Consent Revocation Statement, such disclosure is included on page 11 of the Revised Preliminary Materials.

•
The Company’s Form 10-Q for the quarterly period ended September 30, 2009 states that the Company paid its corporate debt in full in February 2009, and no debt agreements are referenced in the exhibit list to such Form 10-Q.

18.
We note that the proposals are not conditioned upon each other and that this proposal No. 4 addresses bylaws adopted or amended through the date on which your nominees are directors of the company. Please revise your disclosure to address the possibility that this proposal is adopted but none of your nominees are elected (i.e., how does a security holder know the end date of the period you intend to cover with this proposal?).

The Revised Preliminary Materials have been revised on page 10 to add disclosure addressing the possibility that Proposal 4 is adopted but none of the nominees is elected.

19.	Disclose that approval of this proposal would result in the repeal of additional bylaws or amendments that may be aligned with security holder interests.

The Revised Preliminary Materials have been revised to add disclosure to this effect on page 10.  In addition, the Revised Preliminary Materials have been revised to reflect that Mr. Kurz is not seeking to repeal the amendments to the Bylaws adopted by the Board on November 6, 2009.

Annex A

20.
Please explain supplementally, with a view toward revised disclosure, the meaning of the first sentence under the heading “Shares Held by Participants” as it relates to the nominees other than Mr. Kurz.

The Revised Preliminary Materials have been revised by amending the first sentence under the heading “Shares Held by Participants.”

Closing Comments

The consent solicitation is being conducted solely by Mr. Kurz in his personal capacity, and is not being conducted by any other individual or entity.  Mr. Kurz, as the sole filing person (see our response to comment 3 above), is today supplementally furnishing the Staff with a representation letter as requested by the Staff.

In addition to the changes in the Revised Preliminary Materials made in response to the Staff’s comments as discussed above, there has been a general updating of information contained in the document.

Daniel F. Duchovny, Esq.

If there are any further questions relating to the enclosed materials, please call the undersigned at (212) 735-3360 or Richard J. Grossman of this firm at (212) 735-2116.

Very truly yours,

/s/ Daniel E. Stoller

Daniel E. Stoller

cc:       Mr. Herbert Kurz